Registration Statement No. 333-237342

Filed Pursuant to Rule 433

June 19, 2020

MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETN, Upsized to $575 Million Aggregate Amount

June 19, 2020 – REX Shares, LLC (REX) is proud to announce that Bank of Montreal (BMO) has increased the aggregate principal amount of the MicroSectors FANG+ Index -3X Inverse Leveraged Exchange Traded Notes (the “ETNs” or “FNGD”) by $250 million, for a new total of $575 million and 11.5 million notes, respectively. This is the fifth upsize in 2020.

FNGD is linked to the NYSE® FANG+™ Index. The NYSE® FANG+™ Index includes 10 highly liquid stocks that represent industry leaders across today’s tech and internet/media companies. The index is equally weighted, providing a unique performance benchmark that offers investors a value-driven approach to technology investing. Unlike market capitalization weighted indices, which can be dominated by a few large stocks, an equal-weighted index offers for a more diversified portfolio.

Exchange Traded Notes linked to the NYSE FANG+:

Product Details

Ticker	Product Name	Underlying Index	Leverage
FNGU	MicroSectors™ FANG+™ Index 3X Leveraged ETN	NYSE® FANG+™ Index	300%
FNGD	MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETN	NYSE® FANG+™ Index	-300%
FNGO	MicroSectors™ FANG+™ Index +2X Leveraged ETN	NYSE® FANG+™ Index	200%
FNGZ	MicroSectors™ FANG+™ Index -2X Inverse Leveraged ETN	NYSE® FANG+™ Index	-200%
FNGS	MicroSectors™ FANG+™ Index ETN	NYSE® FANG+™ Index	n/a
GNAF	MicroSectors™ FANG+™ Index Inverse Leveraged ETN	NYSE® FANG+™ Index	-100%

NYSE® FANG+™ Index Holdings*

Ticker	Name	Weight	Ticker	Name	Weight
FB	Facebook Inc.	10%	BABA	Alibaba Group Holding LTD	10%
AAPL	Apple Inc.	10%	BIDU	Baidu Inc.	10%
AMZN	Amazon.com Inc.	10%	NVDA	NVIDIA Corp.	10%
NFLX	Netflix Inc.	10%	TSLA	Tesla Inc.	10%
GOOGL	Alphabet Inc.	10%	TWTR	Twitter Inc.	10%

*As of 04/17/2020. Index weightings and constituents are subject to change.

Please reach out to us with any questions.

Regards,

Scott Acheychek

President, REX Shares

Adam Stempel

Director, BMO Capital Markets

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about the offering to which this press release relates. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX

REX Shares is an independent provider of exchange-traded products (ETPs). As ETP architects, the REX team specializes in creating investment vehicles that solve specific access or efficiency challenges in investor portfolios. The firm is rooted with decades of structuring and building innovative exchange-traded product solutions.

For more information, please visit www.MicroSectors.com

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Media Contacts: media@rexshares.com

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $987 billion as of April 30, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Related Links

www.bmo.com

MicroSectors™ and REX™ are registered trademarks of REX Shares, LLC (“REX”). FANG+ is a registered trademark of ICE Data Indices, LLC (“ICE Data”). The trademarks have been licensed for use for certain purposes by Bank of Montreal. The NYSE® FANG+™ Index is a product of ICE Data, and has been licensed for use by Bank of Montreal. The ETNs are not sponsored or sold by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”) or by ICE Data or any of its affiliates or third party licensors (collectively, “ICE Data Index Parties”). REX Index Parties and ICE Data Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the NYSE® FANG+™ Index to track general market performance. REX Index Parties and ICE Data Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties and ICE Data Index Parties.